LEGAL & COMPLIANCE, LLC


LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                             WWW.LEGALANDCOMPLIANCE.COM

                                                 DIRECT E-MAIL:
                                                 LANTHONY@LEGALANDCOMPLIANCE.COM


                               September 21, 2006

VIA ELECTRONIC FILING ON EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:  Tia Jenkins, Senior Assistant Chief Accountant

RE:      Capital Solutions I, Inc.
         Form 10-KSB for Fiscal Year Ended May 31, 2006
         Filed September 12, 2006
         File No. 000-09879

Dear Ms. Jenkins:

We have electronically filed herewith on behalf of Capital Solutions I, Inc. (the "Registrant") Amendment No. 1 to the above-referenced Form 10-KSB for the fiscal year end May 31, 2006. The Amendment No. 1 is marked with "R" tags to show changes made from the previous filing. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter dated September 13, 2006.

Our responses below are numbered in accordance with Ms. Anderson's numbered comments:

     1.   We have complied with your requests in comment 1.

     2.   We have complied with your requests in comment 2.

     In addition, Capital Solutions I, Inc. acknowledges that:

       o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

       o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

       o The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States


Legal & Compliance, LLC

By: /s/ Laura Anthony, Esq.
   -------------------------------
    Laura Anthony, Esq.


         330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2006
Page 2




CAPITAL SOLUTIONS I, INC.

/s/ CHRISTOPHER ASTROM
-------------------------
By:  Christopher Astrom
CHIEF EXECUTIVE OFFICER
CHIEF FINANCIAL OFFICER
DIRECTOR


/s/ RICHARD ASTROM
-------------------------
By:  Richard Astrom
Director



































         330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH